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                              May 29, 2024

       Marc Sirota
       Chief Financial Officer
       Altice USA, Inc.
       1 Court Square West
       Long Island City, NY 11101

                                                        Re: Altice USA, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38126

       Dear Marc Sirota:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 50

   1.                                                   We note you consider
Operating Free Cash Flow and Free Cash Flow as    indicators of our
                                                        financial performance,
  but the labels suggest they are liquidity measures. Please revise to clarify the nature of
the measures and, if they are liquidity measures, disclose how they provide useful
information to investors and reconcile Operating Free Cash Flow to net cash provided by
operating activities. Alternatively, if Operating Free Cash Flow is a performance measure,
tell us how you determined it is appropriate to identify it as
                                                        Operating Free Cash
Flow and explain why there are cash-based adjustments in the calculation of the
performance measure. Please provide us with the proposed revised disclosures you intend
to include in future filings. Refer to Item 10(e)(1)(i) of Regulation
                                                        S-K and Question 100.05
of the non-GAAP C&DIs.
 Marc Sirota
Altice USA, Inc.
May 29, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
with any questions.



FirstName LastNameMarc Sirota                             Sincerely,
Comapany NameAltice USA, Inc.
                                                          Division of
Corporation Finance
May 29, 2024 Page 2                                       Office of Technology
FirstName LastName